China’s Leading Security Surveillance Solution Provider

CHINA SECURITY & SURVEILLANCE TECHNOLOGY INC.

The statements made in this presentation are forward-

looking statements. Risk factors that could cause actual

results to differ materially from those projected in

forward-looking statements include, but are not limited

to, general business conditions, managing growth, and

political and other business risk. All forward-looking

statements are expressly qualified in their entirety by

this Cautionary Statement and the risk and other factor

detailed in the Company's reports filed with the

Securities and Exchange Commission. China Security

and Surveillance Technology Inc. undertakes no duty to

update those forward-looking statements.

FORWARD LOOKING STATEMENT

HIGH GROWTH INDUSTRY

COMPANY SNAPSHOT

Vertical & Horizontal Integration

Access to US Capital Markets

LEADING POSITION

Beijing Olympics 2008

New Public Security Ordinances

Shanghai World’s Fair 2010

GROWTH DRIVERS

160 Sales Reps & 33 Distribution
Network locations throughout China

EXTENSIVE NETWORK

China’s Security Surveillance
Market >45% CAGR for over 5 years

Estimated $33.2B market by 2009

PROVIDER OF SECURITY & SURVEILLANCE SOLUTIONS IN CHINA

ESTABLISHED APR, 2001 – COMPLETED RTO SEPT, 2005

CSST

Revs and NI ($M)
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
2004
2005
1H05
1H06
Revenue
NI

EPS
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
2004
2005
1H05
1H06

FINANCIAL SNAPSHOT

Approx $140M

Market Value

$4.68

Share Price (9/5/2006)

$1.85 / $8.60

52 weeks Range

Approx 30M

Outstanding Shares

CORPORATE STRUCTURE

China Security & Surveillance Technology Inc.

(“CSST”)

OTCBB : CSSTF

China Safetech Holdings Ltd (BVI)

Golden Group

100%

100%

Shanghai Cheng Feng

100%

CORE PRODUCTS

Standalone Digital Video Recorder (“DVR”)

Embedded DVR

In-Car DVR

Digital Cameras

Accessories

STANDALONE DVR

Features :

DVR system

Pre-installed with Golden’s surveillance software system

Scalable HDD

Web server capability

Digital MPEG 4

Multiple port (4 – 16)

Target Market :

SMEs

Home use

Small scale deployment

EMBEDDED DVR

Features :

4U DVR system

Pre-installed with Golden’s surveillance software system

Scalable HDD

Web server capability

Digital MPEG 4

Windows OS

Multiple port (4 – 36)

Target Market :

Community wide installations

Large scale deployment

IN-CAR DVR

Features :

Mobile installations

Supports GPS/GPRS

Digital MPEG 4

Multiple port (1 – 4)

Target Market :

Transportation management

DIGITAL CAMERAS

Sphere, Infra-red, motion detectors

CCD

High resolution

Black & White / Color

ACCESSORIES

DVR compression Cards

Video Capture Cards

Motorized Rack mount series

Decoders

$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
2003
2004
2005
2006
2007
2008
2009
2010
$12.33
$17.26
$24.17
$33.84
$47.36
$68.31
$86.20
$123.30

MARKET OPPORTUNITIES

USD Billions

Annual Growth Rate > 45%

China’s Security & Surveillance Market

Source : China Public Security Guide

Surveillance Market Demand

Security Market Demand

660 cities – 1st Tier City Safety surveillance systems

State Ordinance 458 – All entertainment venues in China

Intelligent Community homes and residential estates

Railway station safety

Traffic control, toll Road, Public Bus transportation

Educational institutions, home surveillance, Supermarket, hotel, Govt premises, airport, etc

2008 Beijing Olympics.  Beijing City will spend US$6 – US$12 billion for security surveillance system

Coal mines : 24,000

Shanghai World Fair 2010

MARKET OPPORTUNITIES

Electronic eyes for discos in campaign against vice

Beijing has ordered karaoke clubs and discos — which are widely popular and notorious fronts for prostitution and drugs — to install electronic eyes and open windows in backrooms to cut down on crime.

Government officials will also be banned from opening karaoke bars, video game parlors and other entertainment venues, according to guidelines published by the *People's Daily*, the Communist Party's mouthpiece.

The guidelines aim to clean up the nation's increasingly seedy entertainment industry amid a rise in prostitution, gambling and drug use, state media said Tuesday.

Relatives of officials in the cultural and public security departments, who are in charge of overseeing the entertainment industry, will also be banned from any involvement.

Officials caught running such businesses or not stopping their relatives from doing so will face punishment, including dismissal, according to the regulations issued by the State Council, the country's Cabinet.

The rules, which will go into effect on March 1, also forbid gambling, prostitution and other illegal activities at the businesses.

''Entertainment halls must set up video-monitoring systems covering their entrances, exits and main corridors and insure that the cameras are kept running during operating hours and are not interrupted,'' the *Beijing Youth Daily* cited the rules as stating.

Nightclubs must keep their security tapes for 30 days in case local police or officials need them in investigations, the newspaper said.

The rules, published in full in the state-run *People's Daily*, added that private rooms, staples of karaoke clubs where most customers rent rooms by the hour, must have transparent windows and no locks on doors.

AGENCE FRANCE-PRESSE, REUTERS

SURVEILLANCE FOR ENTERTAINMENT
VENUES

The Hong Kong Standard

Feb 15, 2006

CSST

北大-九鼎
视频监控联合实验室
JOINT VIDEO SURVEILLANCE LAB OF
PEKING UNIVERSITY AND GOLDEN GROUP
北京大学 深圳研究生院

FACILITIES

R&D Center

Located in Shenzhen

Joint Video Surveillance Lab of Beijing University & CSST

Product design center

Manufacturing Facility

Located in Shenzhen’s special industrial zone

Manufacturing video compression cards

Assembling of DVR and Camera units

Approximately 60,000 sq ft

Currently at 40% Capacity

COMPETITION

Manufacturers

Strong Technical know-how

Lacks sales network

Local Distributors

Specific city

Retail sales

No manufacturing capabilities

SMEs

Local Contractors/SI

Specific city

Good relations with local (city) enterprises

Little tech know-how

Relies on others for products to sell and install

SMEs

Market is Segmented into 3 areas

1.

None are
vertically
integrated

2.

LD & LC
operate
within
specific
cities only

3.

Cannot
participate in
govt and
large
projects

C S S T

Competes effectively in all 3 segments

Permits

&

Approvals

Relationships

Technology

Sales
Network

COMPETITIVE ADVANTAGE

Diversified Product line with industry leading technologies

Built-in to standalone models

Black/White and Colored, Infra-red

1 port to multiple 16 ports

World Class R&D Team

Joint R&D with Beijing University

Excellent Logistic Support

Fast delivery

Responsive customer support centers

Wide Sales Network

33 locations (additional 4 locations to be acquired)

Approvals & Permits

One-Stop-Shop Solution

CSST

深圳市高新技术企业
HI-TECH

UCS
UNIVERSAL CERTIFICATION SERVICE CO., LTD.

高新技术企业认定证书
深圳市九鼎安科技术有限公司

CPS

九鼎集团
中国安防知名品牌
China Security & Protection Famous Brand
中国公共安全杂志社
China Public Security Journal
中国公共安全网
China Public Security Network
二〇〇六年一月

中国安全防范产品行业协会
理事证书
深圳市九鼎企业集团有限公司

CERTIFICATIONS

High-Tech Enterprise Certificate

(Shenzhen)

High-Tech Enterprise Certificate

Top 100 fastest growing Co. in Security
& Surveillance Tech

Design, Construction & Maint Cert

Product Inspection Report

China Famous Brand

ISO9001:2000

PROJECT EXAMPLES

Banking Surveillance

JI’AN, JIANGXI

Border Control Surveillance

DOUMEN, ZHUHAI

City wide Surveillance

FUZHOU, JIANGXI

HUANGDAO, SHANDONG

Public Security Sector

ZHENZHOU, HENAN

Transportation Surveillance

SHENZHEN

Campus Surveillance

LAIWU, SHANDONG

Factory Surveillance

Corporate
Govt
Others

Equipment
Engineering
Software
Maint/Warranty

REVENUE BREAKDOWN

Revenues by Customers

Corporate = 50%

Govt = 40%

Others = 10%

Revenues by Components

Equipment = 40%

Engineering = 30%

Software = 20%

Maintenance = 10%

REVENUE BY REGION

North East Region (Shenyang),
$5M

South Central Region (Guangzhou),
$2M

Central North Region (Beijing),
$2M

South West Region (Chengdu),
$2M

North Central Region (Jinan),
$5M

HQ (Shenzhen),
$2M

East Central Region
(Shanghai), $6M

Central Region (Nanchang),
$2M

North West Region (Xi’An),

$6M

Approx. figures in US$

2005

FINANCIALS

27%

72%

-

Growth

28%

45%

36%

% of Revenues

$9.21

$7.26

$4.21

Gross Margins

104%

36%

-

Growth

27%

108%

-

Growth

$0.39

$0.34

$0.16

EPS

22%

35%

23%

% of Revenues

$7.27

$5.73

$2.75

Net Income

$32.69

$16.06

$11.79

Revenues

2005

2004

2003

Notes:

Figures in USD millions

All three years are audited statements (USGAAP)

2003 & 2004 : Child Van Wagoner & Bradshaw, PLLC

2005 : GHP Horwath

SUMMARY BALANCE SHEET

As of 31st Dec 05

$24.6M

NIL

$4.5M

$29.1M

$20.6M

$2.3M

$39.1M

Shareholders’ Equity

NIL

Long Term Debt

$20M

Current Liabilities

$59.1M

Total Assets

$35.2M

Working Capital

$9.6M

Cash and cash equivalents

As of 30th Jun 06

$34.1

$17.49

Target Net Income

2007

2006

Make Good Provisions for previous PIPE

1.

Mr. Tu (CEO) : 15% of his personal shares are
placed in an escrow

2.

1,022,063 shares or 7.5% (2006) & 1,022,063 shares
or 7.5% (2007)

MAKE GOOD PROVISIONS

GROWTH DRIVERS

CSST is better capitalized

Raised - USD8 million in April

Raised - USD16.2 million in July

Growing Market

Safe City projects

New State Ordinance 458 issued in April, 2006

Contract Backlog > USD36,900,000

“Safe City” Projects, Railway, Real Estate,

Cyber Cafes, Factories, Educational Institutions

Approved Vendor for “3111” Projects in China

By the Ministry of Public Security & the CSPIA

A nationwide surveillance & reporting network

Acquisition of Shanghai Cheng Feng

Acquisition of management team, technology & customers

Supported by the CSPIA and the Ministry of Public Security

MANAGEMENT

Mr. Guosheng  Tu President & Chairman of Board

Masters (Philosophy), Zhejiang University

Planning & Restructuring of SOEs

Entrepreneur (since 1992)

Numerous awards from the State, Ministries, Commissions and

   Local Provinces

Mr. Terence Yap  Vice Chairman

MBA, Chinese University of Hong Kong

Finance and Accounting (BBus, Australia)

MCI, TMI, Hutchison Telecom

Corporate Strategy, M&A

Investor Relations, Corporate representative

Mr. Jianguo  Jiang Vice President

BSci, Electronics and Electrical Engineering (Heng Yang Technical

  University, Hunan)

Ex. CEO of Yuan Da Wei Shi (Video Compression card manufacturer in

  Shenzhen).

Vast experience in the manufacture of compression cards and

  embedded DVR.

Lecturer (Nanjing Engineering Institute)

Entrepreneur

Mr. Shufang  Yang Chief Operating Officer

EMBA, China Europe International Business School

GM Zhejiang Yin Cheng Electronics (1998 – 2001)

President and CEO of Shanghai Cheng Feng (Since 2001)

Extensive experience in the security and surveillance industry

MANAGEMENT

Dr. Zhao Yong  Chief Technology Officer

PhD in Engineering

Associate Professor, Shenzhen Grad School of Beijing University

Director of Mobile Video Networking Lab.

Senior Audio/Video compression software engineer: Honeywell

Post-Doctoral Fellow, Center for Signal Processing and

   Communications, Concordia University

Vice Dean, Hanzhou University

Published more than 30 journals and conference papers

Holds patents in China

Mr. Jingxu Wu Chief Financial Officer

Masters (Economics), Shanghai University of Finance & Economics

Economist, Accountant, Auditor

MANAGEMENT

Mr. Lingfeng Xiong Vice President

MBA, Nanjing Aviation University

Ex. Senior Mgt Jiangxi Hongdu Aviation Industry Grp

Ex. Head of Taihe County, Jiangxi Province

Ex. Deputy Dir, Commerce Dept, Jiangxi Province

CONCLUSION

Regulatory Drivers

Growing Revenues & Earnings

Security Surveillance – Strong Growth Industry

Highly successful business model

First Chinese Security Surveillance Co. to be
listed in US.

Thank You !